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                              SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. _____)



                      Securities and Exchange Commission
                            Washington, D.C. 20549



                              LA-MAN CORPORATION
                               (Name of Issuer)

                   Common                           50354K300
     (Title of Class of Securities)               (CUSIP Number)


  Vance M. Arnold, Executive Vice President, Renaissance Capital Group, Inc.
        8080 N. Central Expressway, Suite 210 LB 59; Dallas, TX 75206
                                (214) 891-8294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 2, 1998
           (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.
     a.Renaissance Capital Growth & Income Fund III, Inc.   75-2533518
     b.Renaissance US Growth & Income Trust PLC

2. Check the Appropriate Box if a Member of a Group
     (a)        XX
     (b)

3. SEC Use Only_________________________________________________

4. Source of Funds     PF

5. Check if  Disclosure of  Legal Proceedings  is Required  Pursuant to  Items
2(d) or 2(e)    None

6. Citizenship or Place of Organization
               a.    Texas
               b.    England

Number of Shares Beneficially Owned by Each Reporting Person With:

     (7)  Sole voting Power     (a) 868,421      (b )868,421

     (8)  Shared  Voting Power      0

     (9)  Sole Dispositive Power     (a) 868,421      (b) 868,421

     (10) Shared Dispositive Power      0
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11. Aggregate Amount Beneficially Owned be Each Reporting Person
                 (a) 868,421   (b) 868,421

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  None


13. Percent of Class Represented by Amount in Row (11)
                 (a) 20.97% (b) 20.97%


14. Type of Reporting Person   IV

                                 SCHEDULE 13D
                        Filed Pursuant to Rule 13D-1

Item 1. Security and Issuer

     8.75% Convertible Debenture Loan Agreement for $1,750,000 due March 2, 2005, a subscription agreement to purchase 115,741 shares of common stock and purchase warrants to purchase 100,000 shares common stock by and between La-Man Corporation, and Renaissance Capital Growth & Income Fund III, Inc.

     8.75% Convertible Debenture Loan Agreement for $1,750,000 due March 2, 2005, a subscription agreement to purchase 115,741 shares of common stock and purchase warrants to purchase 100,000 shares common stock by and between La-Man Corporation, and Renaissance U.S. Growth & Income Trust,PLC.

     La-Man Corporation                             Company
     5029 Edgewater Drive
     Orlando, FL 32810

Item 2. Identity and Background

a., b., c. Renaissance Capital Growth &
           Income Fund III, Inc.                     Filer
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

           Renaissance U.S. Growth & Income
           Trust, PLC                                Filer
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

           Renaissance Capital Group, Inc.   Investment Advisor to the Filers
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

          Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the NASDAQ.

          Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.
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     The officers of Renaissance Capital Group, Inc. are:
          Russell Cleveland, President
          Barbe Butschek, Senior Vice  President, Corporate Secretary and
          Treasurer
          Vance M. Arnold, Executive Vice President
          Robert C. Pearson, Senior Vice President
          Mardon M. Navalta, Vice President
          John A. Schmit, Vice President


          Renaissance Capital Group, Inc. a Texas corporation,is the Investment Advisor and is responsible for the administration and investment of the Filer's investment portfolio. Renaissance Capital Group, Inc. has a profit interest of up to 20% of the Filer's capital gains.

     d.   None

     e.   None

     f.   Texas

Item 3. Source and Amount of Funds or Other Consideration

     The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

Item 4. Purpose of Transaction

     The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.

Item 5. Interest in Securities of the Issuer

     a. The Filers each purchased on March 2, 1998 an 8.75% Convertible Debenture due March 2, 2005 for $1,750,000 in the Company, convertible at $4.75 per share. Additionally, and on the same date, the Filer s each purchased 868,421 shares of the Companys common stock. The total number of shares beneficially owned by both Filers combined, 1,736,842 shares, represents 41.94% of the Companys outstanding stock. These shares represent all of the Filers ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20%.

     b. All the shares mentioned in (a) above.

     c. None.

     d. N/A
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     e. N/A


Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

     The Company granted the Filer the option to name member to the board of directors of the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.

Item 7. Persons Retained, Employed or to be Compensated

          Not Applicable

Item 8. Material to be Filed as Exhibits

          Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 10, 1998

               By: Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Group, Inc., Investment Advisor




              By:           ________________________________
                                   Vance M. Arnold
                                   Executive Vice President


              By:  Renaissance US Growth & Income Trust, PLC
                   Renaissance Capital Group, Inc., Investment Manager




              By:           ________________________________
                                   Vance M. Arnold
                                   Executive Vice President
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